

Mike Gross · 3rd

Husband, Christian, Entrepreneur, Real Estate Professional, & Youth Developer

Philadelphia, Pennsylvania, United States · Contact info

 KiddieKredit

Drexel University

Experience


COO & Head of Education
KiddieKredit
Jul 2018 - Present · 3 yrs 9 mos


Director Of Operations RiseUp Fund
Houwzer
Dec 2019 - Present · 2 yrs 4 mos
Philadelphia, Pennsylvania, United States

RiseUp's mission is to accelerate the generational wealth of the underserved through homeownership. We are the philanthropic arm of the real estate brokerage, Houwzer.


Owner
M.G. Enterprises, LLC
May 2012 - Present · 9 yrs 11 mos
Philadelphia, PA

M. G. Enterprises, LLC provides an innovative & effective approach to Youth Development. MGE has been engaged by both the School Districts and private organizations to provide lessons on personal development, career & college planning, public speaking, negotiations, etc. By utilizing a highly common sense and humorous a ...see more


Founder & Program Director
WesGold Fellows
Apr 2007 - Sep 2019 · 12 yrs 6 mos
Greater Philadelphia Area

The WesGold Fellows is a highly intensive and rewarding summer internship program focusing on personal and professional development. Over the course of eight weeks each summer, 15 high school students are guided through curriculum based instruction, experiential learning opportunities, uniquely engaging field trips, and p ...see more


Philly Roots Fellow
United Way of Southeastern Pennsylvania
2012 - 2013 · 1 yr

Member of the Inaugural Class of United Way's Philly Roots Fellowship

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Education


Drexel University
Business Administration, Entrepreneurship and Legal Studies
2004 - 2009

Activities and societies: Drexel Entrepreneurship Association, Drexel Club Basketball Treasurer,